UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Bellhop Technologies Inc. d/b/a Obi

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
April 14, 2014

Physical Address of Issuer:
12422 Deerbrook Lane, Los Angeles, CA, 90049, United States

Website of Issuer:
https://www.rideobi.com

Current Number of
Employees: 1

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,815,231.40	$1,806,033.75
Cash & Cash Equivalents	$342,772.07	$227,228
Accounts Receivable	$559,799.00	$558,979
Short-term Debt	$240,555.67	$254,037
Long-term Debt	$0	$0
Revenues/Sales	$708,282.54	-$41,991
Cost of Goods Sold	$27,538.42	$34,095
Taxes Paid	$9,528.81	$0
Net Income	$23,107.79	-$769,693

April 30, 2024

FORM C-AR

Bellhop Technologies Inc. d/b/a Obi

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Bellhop Technologies Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.rideobi.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2024.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Bellhop Technologies Inc. d/b/a Obi (the "Company") is a Delaware Corporation, formed on April 14, 2014.

The Company is located at 12422 Deerbrook Lane, Los Angeles, CA, 90049.

The Company's website is https://www.rideobi.com.

The Company conducts business in the United States and sells products through the internet throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by nonmature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, antidiscrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our Company provides an app to streamline the on-demand transportation experience by aggregating ride shares into single interface. Our users have the option to decide which ride service they would prefer, which saves them time and money. We utilize the same pricing and availability data provided by the ride sharing companies. Depending on the ride or bike option chosen, we make money based on negotiated commissions for traffic sent to the supplier transportation provider. We also make money by licensing non-PII data to third parties.

Business Plan

The Company's business model relies on the continued growth and success of new and existing ridehailing, bike sharing, car sharing and other on-demand transportation apps. As a "Kayak for transportation services," the Company's intention is to continue our growth into multiple transportation verticals, such as car sharing, bike sharing, and public transit services. Therefore, growth in these additional categories is also dependent on the continued growth and success of these respective apps. The problem in today's world is that the volume of apps has grown so exponentially in the past few years that consumers don't know how to take advantage of all the capabilities that apps provide. For example, some consumers switch between the various ride hailing apps to decide which ride option is best based on price, number of stops, or pickup time. The problem is exacerbated for travelers since they don't always know which apps are even available in a foreign destination. The Company's vision is to bring together the best apps across transportation (taxis, ride sharing, car sharing, bike and scooter sharing, and public transit) into a single app, with rides bookable on-demand globally. This creates a seamless experience so consumers no longer need to figure out and search for what's best and available whether at home or on the road. Consumers will be able to book rides directly through the Bellhop app without needing any other app on his/her phone—paying the same price as they normally would pay on our suppliers' apps. The Company is working towards having merchant of record capability so consumers don't have to have accounts with every transportation provider. Direct B2C digital marketing campaigns (social media, email marketing, testing limited ads on FB, Twitter, Instagram, Google), optimization in organic search results, and app store optimization are the primary user acquisition channels. The Company targets specific consumer segments we believe have a strong likelihood of being active users of the app, e.g. college females who don't like taking public transport late at nights, lawyers going between meetings all day in the city, and consultants traveling every week. The market opportunity in the U.S. alone for ride sharing is roughly $50B. The Company utilizes its marketing and online presence to win with consumers when they could be considering various ride-hailing alternatives. The Company works collaboratively with its customers to improve the app experience and incorporate features that will keep them loyal. We believe we must continue to provide new, innovative capabilities and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts might not be realized until future years, we believe these activities demonstrate our commitment to future growth.

The Company's Products and/or Services

Product / Service	Description	Current Market
An app that is an aggregator of on-demand transportation services.	We are constantly researching new service categories which we think might appeal to our customers, such as bikes, car shares, bikes and scooter shares, and public transit services. We currently offer the ride-hailing capability and are hoping to expand our offerings into bike sharing, car sharing and public transit by next year.	We offer our mobile app for download through the Apple App and Google Play stores, and users are made aware of the application primarily through digital media (e.g. social media), search engines, and email marketing campaigns.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. The Company's primary competitors are Bliq, Google Maps, and Transit. Google Maps has added ondemand ride transportation as an additional mode of transport when a user inputs a destination. They have an advertising business model, and the user experience isn't optimized to be a ride hailing app. Bliq is a ground transportation app that aggregates ride sharing companies. Transit is a public transit app that shows bus and subway routes and timetables. They have recently integrated Uber and Lyft into the app, giving their users the ability to book some ride options as well. The Company's advantages are being first to market as an extremely scalable aggregator of transportation apps and securing relationships with many of the top apps.

Customer Base

City-based individuals ages 18- 65 who use at least one ride- hailing app.

Supply Chain

Although many ride-hailing apps, which are essential to the Company's business, exist throughout the US and around the world, the Company needs access to the APIs of each supplier and subsequently needs to build an integration using the API. The Company has no exclusivity arrangements, so although we have a first mover advantage and a leader in the market, other competitors can continue to enter the market with similar product offerings. Therefore, the Company's ability to deliver transportation services is dependent on supplier apps' abilities to offer their services without significant shortage or downtime. Such outages or downtime could materially adversely affect the Company's operating results.

Intellectual Property

The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

The Company has no federal trademark registrations with the United States Patent and Trademark Office for the service marks listed below:

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
6342889	Obi	Service Mark	February 13, 2020	May 4, 2021	USA

The Company has filed no patents with the United States Patent and Trademark Office.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

The Company is not subject to any current litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Payam Safa	CEO	Bellhop- Founder & CEO, 2014 - Present Responsibilities: Payam is responsible for all day-to-day management and operations including all strategy and growth, marketing, business development, product and technology development.	INSEAD-MBA, Business(2011)
Daniel Gohari	Director	Bellhop – Board Member, 2019 – Present Responsibilities: Daniel is responsible for company oversight, governance, budgeting and finance approvals. Avenue Property Group – Founder, 2010 – Present. Daniel oversees all real estate acquisition, leasing, management, financing, marketing and construction for the firm.	NYU Stern, Business, 2001
Norman Rose	Director	Bellhop – Advisor, 2015 – Present Bellhop - Board Member. Norman is responsible for company oversight, governance, budgeting and finance approvals. 2019 – Present Travel Tech Consulting, Inc. – President, 1995 – Present Norm manages a professional services firm whose focus is on how emerging technologies impact the global travel industry. Norm has an extensive background in assisting the travel startup community as an evaluator, helping polish fast pitches, and serving as an advisor or board member.	University of Maryland, College Park MD. Bachelor of Science in Business Administration , Marketing. 978

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company currently has **1** employee in California.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Number of shares Authorized	20,000,000
Number of shares Outstanding	9,610,560
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per Share
Anti-Dilution Rights	None

Type	Class F Common Stock
Number of shares Authorized	1,000
Number of shares Outstanding	1,000
Par Value Per Share	$0.00001
Voting Rights	3,500 Votes Per Share
Anti-Dilution Rights	None

Type	Preferred Stock
Number of shares Authorized	6,488,000

Number of shares Outstanding	5,430,194
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per Share
Anti-Dilution Rights	None

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock*
Amount outstanding	738,051
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*All awards have been issued under the Company's 2019 Stock Option/Stock Issuance Plan (the "Plan"). There are 1,743,413 Common Shares authorized for issuance under the Plan.

Type	SAFE
Face Value	$220,000
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	All capitalized terms used but not otherwise defined herein have the meanings set forth in the SAFE. The "Valuation Cap" is $7,000,000. The Discount Rate is 80%. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor does not select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Warrants or other convertible securities would be dilutive, and could adversely affect the value of the Security issued pursuant to Regulation CF.

Type	Series 2021 Crowd SAFE
Face Value	$530,930
Voting Rights	None.
Anti-Dilution Rights	None
Material Terms	All capitalized terms used but not otherwise defined herein have the meanings set forth in the Crowd SAFE. The "**Valuation Cap**" is $19,500,000. If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify Prime

	Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price. If there is a Liquidity Event (other than an IPO) before the termination of this instrument and before any Equity Financing, Prime Trust will automatically be entitled to receive a portion of the proceeds from the Liquidity Event an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (subject to the following paragraph) or (ii) the deemed value of that that number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) Prime Trust (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event, and (iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	**Warrant To Purchase Equity Securities**
Amount outstanding	500,000

Voting Rights	None; however, upon exercise of the Warrant, the holder will receive common stock which will have voting rights.
Anti-Dilution Rights	None
Material Terms	All capitalized terms used but not otherwise defined herein have the meaning as set forth in the Warrant. Holder has the right to purchase Five Hundred Thousand (500,000) shares of the Company's common stock, $0.3881 par value per share (the "***Warrant Shares***") at a purchase price per share of $0.40 (the "***Exercise Price***"). The Warrant and underlying Warrant Shares shall vest on the Closing of the Purchase Agreement with an Investment from the Holder in the amount of Two Hundred Fifty Thousand Dollars ($250,000).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Warrants or other convertible securities would be dilutive, and could adversely affect the value of the Security issued pursuant to Regulation CF.

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$300,000
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFE. The "Valuation Cap" is $7,000,000. The "Discount Rate" is 80%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$60,000
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFE. The "Valuation Cap" is $10,000,000. The "Discount Rate" is 80%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Convertible Note
Face Value	$250,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The capitalized terms not otherwise defined in this section have the meanings set forth in the Convertible Promissory Note (this "Note"). Interest on the outstanding principal balance of this Note shall accrue

	from the date hereof at the rate of ten percent (10%) per annum, compounded annually (in each case computed for actual days elapsed on the basis of a year consisting of 360 days). Subject to Section 5, Section 6 and Section 8 of this Note, (i) the outstanding principal amount outstanding thereunder and (ii) all accrued but unpaid interest thereon (together, the "**Obligations**") shall become due and payable in full on demand by the Lender at any time following twelve (12) months from the date of this Note (the "**Maturity Date**"). Upon Company's consummation of a transaction (a "Qualified Financing") in which it raises at least $5,000,000 from an institutional investor through the issuance of equity, at the exclusive option of the Lender the principal amount of this Note, together with all accrued and unpaid interest shall be converted into equity of Company (the "Conversion") at a conversion price equal to the lesser of (i) the then outstanding principal and interest amount of this Note divided by the price per share of the Company's stock on the date of the Qualified Financing discounted by twenty percent (20%), rounding any fractional result up to the nearest whole share; and (ii) the then outstanding principal and interest amount of this Note divided by a price per share determined with reference to a Company valuation of seven million dollars ($7,000,000), rounding any fractional result up to the nearest whole share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Founder Loan
Creditor	Payam Safa
Amount Outstanding	$60,575
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	None.
Maturity Date	None.

Date Entered Into	January 26, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Payam Safa	8,501,000/Common Stock	47.67%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$130,904	-$984,601	$0

The above tax return information is from the tax returns filed for fiscal year end 2022. As of the date of this Form C-AR, there is no available tax information for 2023. The Company has submitted a request to extend the deadline for filing its 2023 tax returns.

Operations

Our current revenue streams are leading to strong operational growth and financial health.

Capital Expenditures and Other Obligations

On October 29, 2021, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $530,930.

The Company has no other sources of capital in addition to the proceeds from the Regulation CF Offering, SAFEs and Convertible Notes issued in 2022.

Material Changes and Other Information

Our operational capabilities could continue to impact future cash flows positively.

Trends and Uncertainties

Please see the financial statements attached as Exhibit A for applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
SAFE	$220,000	4	Production development, marketing, and R&D	December 29, 2020 through April 1, 2021	Rule 506(b) of Regulation D
Crowd Safe	$530,930	951	Production development, marketing, and R&D	October 29, 2021	Regulation CF
SAFE	$300,000	5	Production development, marketing, and R&D	April 13, 2022 through May 11, 2022	Section 4(a)(2)
SAFE	$70,000	3	Production development, marketing, and R&D	September 1, 2022 through September 15, 2022	Section 4(a)(2)
Warrant	$250,000	1	N/A	November 1, 2022	Section 4(a)(2)
Convertible Promissory Note	$250,000	1	Production development, marketing, and R&D	November 18, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Payam Safa has loaned the Company $60,575. The loan has been documented, and there is no interest rate or maturity date.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

Director and CEO
_____
(Title)

April 30, 2024
_____
(Date)

/s/Daniel Gohari
_____
(Signature)

Daniel Gohari
_____
(Name)

Director
_____

(Title)

April 30, 2024

(Date)

/s/Norman Rose

(Signature)

Norman Rose

(Name)

Director

(Title)

April 30, 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Payam Safa, CEO of Bellhop Technologies Inc., certify that:

(1) the financial statements of Bellhop Technologies Inc. included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Bellhop Technologies Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Bellhop Technologies Inc. filed for the fiscal year ended December 31, 2022; and

(3) Bellhop Technologies Inc. has submitted a request to extend the deadline for filing its 2023 tax returns.

Dated: April 30, 2024

Signature: /s/ Payam Safa

Title: Chief Executive Officer

Bellhop Technologies Inc
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Checking (BOA 8011)	342,612.05
1020 Savings (BOA 8024)	160.02
1030 Payroll Clearing Account	0.00
Total Bank Accounts	**$ 342,772.07**
Accounts Receivable	
1200 Accounts Receivable (A/R)	1,000.00
1210 Other Accounts Receivable - CAP Table	558,799.00
Total Accounts Receivable	**$ 559,799.00**
Other Current Assets	
1600 Prepaid Expense	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 902,571.07**
Fixed Assets	
1700 Fixed Assets	
1710 Software Development	0.00
1720 Computers	3,072.45
1780 Accumulated Depreciation	-25,312.41
Total 1700 Fixed Assets	**-$ 22,239.96**
Total Fixed Assets	**-$ 22,239.96**
Other Assets	
1900 Security Deposits	6,800.00
1950 Research and Development	1,257,391.05
1955 R&D Amortization	-329,290.76
Total 1950 Research and Development	**$ 928,100.29**
Total Other Assets	**$ 934,900.29**
TOTAL ASSETS	**$ 1,815,231.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	175,718.44
Total Accounts Payable	**$ 175,718.44**
Credit Cards	
2100 Credit Card (BOA 5894 & 6486)	-442.48
2175 Brex	4,704.23

Total Credit Cards	$	4,261.75
Other Current Liabilities		
2200 Payroll Liabilities		0.00
2410 Loan Payable		60,575.48
2420 Payam Safa - Invoices paid		0.00
Total Other Current Liabilities	$	60,575.48
Total Current Liabilities	$	240,555.67
Long-Term Liabilities		
2510 Convertible Notes Payable		0.00
2515 Interest Payable - Convertible Note		0.00
2520 SBA Grant		0.00
2530 PPP Protection Loan		0.00
2590 Interest Payable on PPP Loan		0.00
Total 2530 PPP Protection Loan	$	0.00
Total Long-Term Liabilities	$	0.00
Total Liabilities	$	240,555.67
Equity		
2800 Paid in Capital		70,000.00
2920 Additional Paid In Capital - SAFE		1,165,700.00
Total 2800 Paid in Capital	$	1,235,700.00
2900 Common Stock		96.11
2910 Preferred Stock		1,585,000.00
2930 Series Seed A (Prime Trust LLC/CROWDFUNDING)		358,632.00
2940 Series Seed B		548,221.33
2950 Series Seed C (Rick Kearney)		700,000.00
2960 Series Seed D (Dave Baggett)		100,000.00
2970 Series Seed E (Gohari & Lapidus)		200,000.00
2975 Crowd Safe Series 2021		545,700.00
Total 2910 Preferred Stock	$	4,037,553.33
2980 Cost of Issuance		-112,115.00
2985 Crowd Safe Series 2021 Cost of Issuance		
2986 Republic Commissions Paid		-31,956.06
2987 Stripe Fess		-10,217.20
2988 Escrow Fees		-4,666.57
Total 2985 Crowd Safe Series 2021 Cost of Issuance	-$	46,839.83
2990 Retained Earnings		-3,562,826.67
Net Income		23,107.79
Total Equity	$	1,574,675.73
TOTAL LIABILITIES AND EQUITY	$	1,815,231.40

Bellhop Technologies Inc
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Income													
3000 Gross Value of Services	2,100.00			52,100.00			80,218.89	87,116.60	125,225.20	125,852.40	126,112.20	109,557.25	708,282.54
4000 Income													0.00
4080 Payment Processing Fees - MX Merchant	-365.00												-365.00
4090 Private Car & Limo Service Fees				-4,922.00	-2,462.00	-2,462.00	-2,462.00	-2,462.00	-2,462.00	-2,462.00	-2,462.00	-2,462.00	-24,618.00
Total 4000 Income	-$ 365.00	$ 0.00	$ 0.00	-$ 4,922.00	-$ 2,462.00	-$ 2,462.00	-$ 2,462.00	-$ 2,462.00	-$ 2,462.00	-$ 2,462.00	-$ 2,462.00	-$ 2,462.00	-$ 24,983.00
Discounts given							-50,000.00						-50,000.00
Total Income	$ 1,735.00	$ 0.00	$ 0.00	$ 47,178.00	-$ 2,462.00	-$ 2,462.00	27,756.89	$ 84,654.60	$ 122,763.20	$ 123,390.40	$ 123,650.20	$ 107,095.25	$ 633,299.54
Cost of Goods Sold													
5000 Cost of Goods Sold													0.00
5010 Internet Hosting/Service Delivery									287.41				287.41
5030 Cloud infrastructure	255.11	214.43	227.63	294.08	332.82	257.24	268.26	297.94		281.90	424.28	424.00	3,277.69
5040 Dev Ops	35.00							35.00	35.00	35.00	35.00	35.00	210.00
5050 Web Hosting							50.00	50.00	331.94	50.90	96.40	81.91	661.15
5080 Map Routing	1,433.98	1,249.26	1,289.06	1,540.72	1,614.72	1,878.22	2,060.75	2,094.82	2,103.79	2,290.53	2,738.93	2,807.39	23,102.17
Total 5000 Cost of Goods Sold	$ 1,724.09	$ 1,463.69	$ 1,516.69	$ 1,834.80	$ 1,947.54	$ 2,135.46	$ 2,379.01	$ 2,477.76	$ 2,758.14	$ 2,658.33	$ 3,294.61	$ 3,348.30	$ 27,538.42
Total Cost of Goods Sold	$ 1,724.09	$ 1,463.69	$ 1,516.69	$ 1,834.80	$ 1,947.54	$ 2,135.46	$ 2,379.01	$ 2,477.76	$ 2,758.14	$ 2,658.33	$ 3,294.61	$ 3,348.30	$ 27,538.42
Gross Profit	$ 10.91	-$ 1,463.69	-$ 1,516.69	$ 45,343.20	-$ 4,409.54	-$ 4,597.46	25,377.88	$ 82,176.84	$ 120,005.06	$ 120,732.07	$ 120,355.59	$ 103,746.95	$ 605,761.12
Expenses													
6000 Sales & Marketing													0.00
6010 Advertising						47,598.86	-4,842.13				2,380.99	3,659.73	48,797.45
6015 App Store Optimization	32.22	30.05	30.05	30.05	30.05	30.05	32.14	1,164.61	123.52	62.48	2,038.19	39.20	3,642.61
Total 6010 Advertising	$ 32.22	$ 30.05	$ 30.05	$ 30.05	$ 30.05	$ 47,628.91	-$ 4,809.99	$ 1,164.61	$ 123.52	$ 62.48	$ 4,419.18	$ 3,698.93	$ 52,440.06
6040 Marketing						266.59	347.41						614.00
6060 SMS Marketing	10.01		10.18	10.21		28.94	10.03		10.10	10.02	10.01	10.02	109.52
Total 6000 Sales & Marketing	$ 42.23	$ 30.05	$ 40.23	$ 40.26	$ 30.05	$ 47,924.44	-$ 4,452.55	$ 1,164.61	$ 133.62	$ 72.50	$ 4,429.19	$ 3,708.95	$ 53,163.58
6100 Office & Admin Expense													0.00
6110 Bank Service Charges	366.89	363.06	330.51	366.59	352.33	365.43	349.27	363.73	359.34	344.52	368.08	17.99	3,947.74
6120 Dues and Subscriptions	159.88	100.00	100.00	100.00	100.00			60.00	60.00	60.00	159.00	60.00	958.88
6130 Testing							39.99	98.48		191.67	209.93	67.26	607.33
6180 Insurance	493.33	493.33	493.33	493.33	493.37	475.25	391.10	2,535.80	461.72	461.72	461.72	461.72	7,715.72
6200 Office Expense		14.99	14.99	14.99	14.99	14.99	30.71	14.99	14.99	14.99			150.63
6210 Office Supplies								107.79					107.79
6250 Licenses and Permits							22.31						22.31
Total 6100 Office & Admin Expense	$ 1,020.10	$ 971.38	$ 938.83	$ 974.91	$ 960.69	$ 855.67	$ 833.38	$ 3,180.79	$ 896.05	$ 1,072.90	$ 1,198.73	$ 606.97	$ 13,510.40
6160 Software/SaaS <$2500	701.54	1,591.88	1,994.09	1,746.50	1,989.56	2,300.63	1,866.57	346.91	521.08	466.91	395.93	1,096.91	15,018.51
6163 Customer Engagement								86.02	521.52	494.31	766.49	1,800.81	3,669.15
6164 Database management	292.88							509.54	509.54	736.61	585.97	509.54	3,144.08
6165 Design Resources							12.00	12.00	12.00	12.00	12.00	12.00	72.00
6166 Dev Ops	15.00						50.00	65.00	65.00	65.00	164.00	65.00	489.00
6167 Logging							419.00	419.00	445.24	447.90	447.90	997.85	3,176.89
6170 Productivity	308.23							1,023.47	400.56	413.62	479.44	460.86	3,086.18
6172 Web Hosting											23.99		23.99
Total 6160 Software/SaaS <$2500	$ 1,317.65	$ 1,591.88	$ 1,994.09	$ 1,746.50	$ 1,989.56	$ 2,300.63	$ 2,347.57	$ 2,461.94	$ 2,474.94	$ 2,636.35	$ 2,875.72	$ 4,942.97	$ 28,679.80
6300 Facilities Expense													0.00
6310 Office Rent	103.00	103.00	103.00	25.00	25.00								359.00
6330 Utilities		2.17		2.17	25.00	2.17	174.86	87.10		91.71	500.00	28.31	913.49
Total 6300 Facilities Expense	$ 103.00	$ 105.17	$ 103.00	$ 27.17	$ 50.00	$ 2.17	$ 174.86	$ 87.10	$ 0.00	$ 91.71	$ 500.00	$ 28.31	$ 1,272.49
6400 Travel & Entertainment													0.00
6410 Airfare				101.00		1,005.91				747.79	1,024.42		2,879.12
6440 Meals & Entertainment		45.22		20.99		436.31	349.42			270.66	250.24		1,372.84
6450 Auto/Ground Trans/Parking /Tolls						66.46	42.46	97.97		4.92	57.99		269.80
Total 6400 Travel & Entertainment	$ 0.00	$ 45.22	$ 0.00	$ 121.99	$ 0.00	$ 1,508.68	$ 391.88	$ 97.97	$ 0.00	$ 1,023.37	$ 1,332.65	$ 0.00	$ 4,521.76
6500 Professional Services & Consul.													0.00
6510 Accounting / Finance	871.15	1,086.70	355.75		118.75	360.05		2,699.25		1,200.00	1,128.60	848.35	8,668.60
6540 Legal Fees				1,030.00	3,058.00	3,060.00	3,060.00	3,075.30	3,060.00	3,060.00	3,060.00	3,060.00	25,523.30
6550 Marketing & PR Consultants	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	225.00		15,225.00
6560 Engineering/Development	10,530.99	21,700.00	10,524.00	11,025.00	12,975.00	13,425.00	15,175.00	17,225.00	19,425.00	20,365.00		44,248.00	196,617.99
6570 Other Consultants			235.00		0.00								235.00
Total 6500 Professional Services & Consul.	$ 12,902.14	$ 24,286.70	$ 12,614.75	$ 13,555.00	$ 17,651.75	$ 18,345.05	$ 19,735.00	$ 24,499.55	$ 23,985.00	$ 26,125.00	$ 4,413.60	$ 48,156.35	$ 246,269.89
6600 Payroll Expenses													0.00
6580 Payroll Processing Fees	49.00	49.00	49.00	45.00	244.00	45.00	45.00	45.00	45.00	46.00	114.06	114.06	890.12
6605 Contractors										8,333.33	16,666.66	16,666.66	41,666.65
6610 Payroll Taxes and Benefits													0.00
6611 Wages and Salaries	5,000.00	5,000.00	5,000.00		7,307.69		7,500.00	10,000.00	5,000.00	7,500.00	10,000.00	10,000.00	72,307.69
6612 Employer Payroll Taxes	547.50	448.50	382.50		559.04		573.75	765.00	193.50	843.75	765.00	765.00	5,843.54
Total 6610 Payroll Taxes and Benefits	$ 5,547.50	$ 5,448.50	$ 5,382.50	$ 0.00	$ 7,866.73	$ 0.00	$ 8,073.75	$ 10,765.00	$ 5,193.50	$ 8,343.75	$ 10,765.00	$ 10,765.00	$ 78,151.23
Total 6600 Payroll Expenses	$ 5,596.50	$ 5,497.50	$ 5,431.50	$ 45.00	$ 8,110.73	$ 45.00	$ 8,118.75	$ 10,810.00	$ 5,238.50	$ 16,723.08	$ 27,545.72	$ 27,545.72	$ 120,708.00
9000 Taxes													0.00
9020 State			1,330.00					3,413.00		140.02	4,645.79		9,528.81
Total 9000 Taxes	$ 0.00	$ 0.00	$ 1,330.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 3,413.00	$ 0.00	$ 140.02	$ 4,645.79	$ 0.00	$ 9,528.81
Uncategorized Expense										500.00	299.00		799.00
Total Expenses	$ 20,981.62	$ 32,527.90	$ 22,452.40	$ 16,510.83	$ 28,792.78	$ 70,981.64	$ 27,148.89	$ 45,714.96	$ 33,228.11	$ 47,884.93	$ 47,240.40	$ 84,989.27	$ 478,453.73
Net Operating Income	-$ 20,970.71	-$ 33,991.59	-$ 23,969.09	$ 28,832.37	-$ 33,202.32	-$ 75,579.10	$ 1,771.01	$ 36,461.88	$ 86,776.95	$ 72,847.14	$ 73,115.19	$ 18,757.68	$ 127,307.39
Other Expenses													
8000 Other Expenses													0.00
8030 Depreciation Expense	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	22,239.96
8040 Ammortization Expense	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	6,829.97	81,959.64
Total 8000 Other Expenses	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 104,199.60
Total Other Expenses	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 8,683.30	$ 104,199.60
Net Other Income	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 8,683.30	-$ 104,199.60
Net Income	-$ 29,654.01	-$ 42,674.89	-$ 32,652.39	$ 20,149.07	-$ 41,885.62	-$ 84,262.40	-$ 10,454.31	$ 27,778.58	$ 78,093.65	$ 64,163.84	$ 64,431.89	$ 10,074.38	$ 23,107.79